UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Further to our Notice of the Special General Meeting of our Shareholders to be held on Wednesday, July 12, 2017 at 4:30 PM Israel time, at the offices of Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) at One Azrieli Center, Round Tower, 23rd Floor, 132 Menachem Begin Road, Tel Aviv, Israel (the “Meeting”), and the Proxy Statement for the Meeting, which we previously published on our website and also furnished to the SEC on Form 6-K, as well as submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and made available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, we are also publishing a form of the Voting Instruction Form for holders of our American Depositary Shares (“ADSs”) which will be distributed to holders of our ADSs by BNY Mellon, the Depositary of our ADS program. A copy of the Voting Instruction Form will also be submitted to the Israeli Securities Authority and Tel Aviv Stock Exchange, and available on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il, and will also be made available on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

ADS holders should return their BNY Mellon Voting Instruction Form for holders of our ADSs by no later than the date and time set forth on such Voting Instruction Form, namely by no later than 12:00 P.M.EST on July 6, 2017. Under the terms of the Depositary Agreement among the Company, BNY Mellon (which acts as the Depositary) and the holders of our ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received by the Depositary on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the number of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. We have instructed the Depositary to disseminate a notice of the Meeting, and have given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares of the Company represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares.

Information contained on, or that can be accessed through, our website does not constitute a part of this Form 6-K, nor does it form part of the proxy solicitation materials in connection with the Meeting. We have included our website address in this Form 6-K solely as an inactive textual reference. We will post on our website any materials in connection with the Meeting required to be posted on such website under applicable corporate or securities laws and regulations.

This report on Form 6-K of the Registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibits

99.1	Voting Instruction Form for holders of American Depositary Shares

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Forward-Looking Statements and the Company’s Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully acquire, develop or commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

June 12, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary

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